EXHIBIT 12

ANADARKO PETROLEUM CORPORATION
CONSOLIDATED STATEMENT OF COMPUTATION OF RATIOS OF
EARNINGS TO FIXED CHARGES AND EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Nine Months Ended September 30, 2001 and Five Years Ended December 31, 2000
	Nine Months
	Ended
	September 30	Year Ended December 31
millions except ratio amounts	2001	2000	1999	1998	1997	1996
Gross Income (Loss)	$(479)	$1,519	$179	$(7)	$205	$197
Rentals	10	16	11	12	8	4
Earnings (Loss)	(469)	1,535	190	5	213	201

Gross Interest Expense	221	193	96	82	62	56
Rentals	10	16	11	13	8	4
Fixed Charges	$231	$209	$107	$95	$70	$60

Preferred Stock
Dividends	9	17	17	11	--	--

Combined Fixed Charges
and Preferred Stock
Dividends	$240	$226	$124	$106	$70	$60

Ratio of Earnings to
Fixed Charges	n/m	7.35	1.77	0.05	3.04	3.34

Ratio of Earnings to
Combined Fixed Charges
and Preferred Stock
Dividends	n/m	6.80	1.53	0.05	3.04	3.34

As a result of the Company's net loss for the nine months ending September 2001, Anadarko's earnings did not cover fixed charges by $700 million and did not cover combined fixed charges and preferred stock dividends by $709 million. In 1998, Anadarko's earnings did not cover fixed charges by $90 million and did not cover combined fixed charges and preferred stock dividends by $101 million.

These ratios were computed by dividing earnings by either fixed charges or combined fixed charges and preferred stock dividends. For this purpose, earnings include income before income taxes and fixed charges. Fixed charges include interest and amortization of debt expenses and the estimated interest component of rentals. Preferred stock dividends are adjusted to reflect the amount of pretax earnings required for payment.